Mail Stop 3561

March 20, 2009

Timothy A. Dawson
Chief Financial Officer
Cal-Maine Foods, Inc.
3320 Woodrow Wilson Avenue
Jackson, Mississippi 39209

> **Re:** **Cal-Maine Foods, Inc.**
> **File No. 000-04892**
> **Form 10-K: For the fiscal year ended May 31, 2008**
> **Form 10-Q: For the quarterly period ended November 29, 2008**
> **Schedule 14A filed August 28, 2008**

Dear Mr. Dawson:

We have reviewed the above referenced filings and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended May 31, 2008

Item 1A. Risk Factors

We are controlled by a principal shareholder, page 15

1. We note from your risk factor that your company's Class A Common Stock provides ten votes per share. Furthermore, we note that dividends paid on each share of your company's Class A Common Stock were less than those paid on

each share of your company's ordinary Common Stock until October 2, 2008. Given that different rights and privileges have been ascribed to your company's Class A Common Stock and ordinary Common Stock, please disclose all of the pertinent rights and privileges of each class of security in a footnote to your financial statements. Refer to paragraph 4 of SFAS No. 129 for further guidance.

Item 6. Selected Financial Data, page 20

2. Please revise "Item 6" of your future filings on Form 10-K to briefly describe or cross-reference to factors such as accounting changes, business combinations, or dispositions of business operations that materially affect the comparability of the information reflected in your table of selected financial data. For example, your disclosure in "Item 6" should describe or cross-reference to discussions of your company's acquisitions of Hillandale, LLC, Zephyr Egg, LLC, and Tampa Farms, LLC. Refer to Instruction 2 to Item 301 of Regulation S-K for further guidance. In addition, please consider whether similar disclosure should accompany your table of "Quarterly Financial Data" provided in Note 12 to your financial statements. Refer to Item 302(a)(3) of Regulation S-K for further guidance.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 21

3. Please revise your disclosure to discuss and analyze the existence of and reasons for major trends in your company's results of operations over the last three years – such as, the significant sales volume and unit price growth that have been realized. In addition, discuss whether you expect such trends to continue. For example, we believe that it would be useful if your overview explained in summary form why your company's results of operations changed from a $1 million loss in fiscal year 2006 to a $152 million profit in fiscal year 2008.

Results of Operations, page 22

4. Your MD&A disclosure regarding shell egg revenue, the quantity of shell eggs sold, and the average selling price of shell eggs appears to place significant emphasis on the aggregate sales of non-specialty and specialty shell eggs and their blended average selling price, without providing a detailed analysis of the quantity of non-specialty and specialty shell eggs sold and their average selling prices on an individual basis. However, we note the following with regard to your company's sales of non-specialty shell eggs, specialty shell eggs, and shell eggs sales in the aggregate:

  - Although the quantity of non-specialty shell eggs sold, as well as the aggregate number of shell eggs sold, declined in fiscal year 2008, the quantity of specialty shell eggs sold during fiscal year 2008 increased significantly.

- Although the average selling price of non-specialty shell eggs, as well as the blended average selling price of all shell eggs, was significantly higher in fiscal year 2008 than in fiscal year 2007, the average selling price of specialty shell eggs did not increase significantly in fiscal year 2008.
- Although the average selling price of non-specialty shell eggs, as well as the blended average selling price of all shell eggs, increased significantly in fiscal year 2008, those average selling prices remained significantly lower than the average selling price of specialty shell eggs during fiscal year 2008.

Based upon the aforementioned information, it appears that the quantities of specialty eggs sold and non-specialty eggs sold have fluctuated independent of each other, the average selling price of specialty shell eggs is less volatile than the average selling price of non-specialty eggs, and the average selling price of specialty eggs continues to be significantly higher than the average selling price of non-specialty eggs. As such, we believe that your MD&A disclosure should be expanded to separately discuss the revenue generated by specialty shell eggs and non-specialty shell eggs, as well as the underlying trends or factors (e.g. changes in quantities sold or price) impacting the revenue generated by each.

5. We note that your MD&A discussion of "Cost of sales" focuses primarily on changes in your company's feed costs and the impact of such changes on the amount of expense recognized. However, eggs purchased from outside producers, as well as "other operating costs," appear to be material components of cost of sales, which also impact the amount of expense recognized. We believe that you should quantify and discuss the extent to which changes in your company's costs of sales have resulted from each material component. In this regard, please consider enhancing your disclosure by:

- utilizing a table to list and quantify the amount of expense attributable to each material component of cost of sales (e.g., feed costs, eggs purchased from outside producers, etc.) for each reporting period discussed in MD&A;
- expanding your narrative disclosure to provide a detailed discussion and analysis of each component of cost of sales that has been identified in the table referenced above – including the factors or trends impacting those components;
- ensuring that the expense recognized for each material component of costs of sales is discussed in terms of both price and volume, as applicable (e.g., consider quantifying the changes in the unit price of eggs purchased from outside producers, as well as changes in the volume purchased).

In addition, we believe that you should (i) consider utilizing tables to list and quantify the material components of your company's selling, general, and administrative expenses (e.g., franchise fees, equity compensation expense, administrative payroll expenses, employee insurance costs, etc.) and (ii) expand your narrative disclosure to discuss the factors or trends resulting in changes to each material component, as appropriate.

Capital Resources and Liquidity, page 25

6. In each of your last two annual reports on Form 10-K, you have stated that your company's need for working capital and seasonal borrowings are generally higher in the first and second fiscal quarters, which end in August and November, respectively. However, in each of your Form 10-Qs filed during the last two years, you have stated that your company's need for working capital and seasonal borrowings is generally higher in the first and last fiscal quarters, which end in August and May, respectively. Please reconcile your disclosure.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

General

7. You have discussed your company's material legal proceedings in "Item 3" of your Form 10-K. However, you have not discussed those legal proceedings in the footnotes to your financial statements. In this regard, please revise your footnotes to disclose all material contingencies for which it is at least reasonably possible that a loss may have been incurred. Refer to paragraph 10 of SFAS No. 5 for further guidance.

Note 1. Significant Accounting Policies

Revenue Recognition and Delivery Costs, page 42

8. Please revise your disclosure to not only state the criteria that must be met prior to revenue recognition, but when specifically these criteria are met in your business. In other words, if revenue is recognized when products are shipped or delivered to customers, please state so.

Note 2. Acquisitions, page 45

9. We note that on July 28, 2005, your company entered into an agreement with Hillandale Farms, Inc. and Hillandale Farms of Florida, Inc. Pursuant to such agreement, it appears that (i) the aforementioned entities transferred identified assets and liabilities to Hillandale, LLC (i.e. a newly formed entity) in exchange for 100% of that entity's initial membership interests and (ii) your company has agreed to acquire 100% of the membership interests of Hillandale, LLC through a series of acquisition installments, which have already begun and continue through

your 2010 fiscal year. Based upon your footnote, it appears that (a) your company initially acquired 51% of the membership interest of Hillandale, LLC on October 12, 2005 for approximately $27,000 million, (b) your company has subsequently acquired an additional 25% of the membership interest of Hillandale, LLC based upon the book value of the membership interest, as measured shortly before each of the subsequent acquisition dates, and (c) your company plans to acquire the remaining 24% of the membership interest of Hillandale, LLC based upon the book value measured shortly before each of the remaining two acquisition dates. However, it appears that you may be accounting for the acquisition of Hillandale, LLC, as if your company has owned 100% of the entity since the initial acquisition date. In this regard, please address the following items, so that we may gain a better understanding of the Hillandale Acquisition, as well as your accounting treatment:

(1) Tell us the underlying business reason why 100% of the membership interest of Hillandale, LLC is being acquired through periodic installments, as opposed to acquiring 100% of the membership interest upon consummation of the transaction.

(2) Tell us whether or not your initial purchase price allocation is based upon your company's proportionate share of the estimated fair value of the acquired Hillandale, LLC assets and liabilities (i.e., the 51% of the membership interest initially acquired). If not, please tell us the basis for your purchase price allocation and cite the accounting literature that you believe supports your accounting treatment.

(3) Tell us whether or not you are accounting for your company's subsequent purchase installments as acquisitions of a portion of the non-controlling interest in the Hillandale, LLC (e.g., a step-acquisition). Refer to paragraph 14 of SFAS No. 141. If each installment is not being accounted for similar to a step-acquisition, please tell us how you are accounting for the subsequent purchases and cite the accounting literature that you believe supports your accounting treatment.

(4) Tell us why you believe that it was appropriate to base your initial purchase price allocation on the sum of your company's initial cash investment and your estimate of the aggregate installment payments required to acquire the remaining 49% of Hillandale, LLC – particularly, as the minority interest holders appear to maintain the risks and rewards associated with their remaining beneficial ownership until such ownership is subsequently acquired.

(5) Explain to us why you believe it was appropriate to record a liability for the estimated remaining acquisition payments upon consummation of the transaction.

(6) Tell us why you believe that it is appropriate to adjust the purchase obligation recorded on your balance sheet for changes in your <u>estimate</u> of your company's remaining acquisition installments. As part of your response, also explain why you believe that changes in your estimate of future purchase installments should be recorded as additional purchase price (i.e., goodwill). Please cite the accounting literature that you believe supports your accounting treatment.

(7) Tell us whether your financial statements reflect the recognition of minority interest related to the portion of Hillandale, LLC's income and/or losses that will be allocated to the non-controlling members of Hillandale, LLC. If not, please explain why you believe that the recognition of minority interest is not necessary and tell us how much such minority interest would be if recognized. As part of your response, please cite the accounting literature that you believe supports your accounting treatment.

<u>Exhibits 31.1 and 31.2</u>

10. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

11. We note that the certifications of your Principal Executive Officer and Principal Financial Officer exclude the language in paragraph 4, which refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), as well as the language required by Item 601(b)(31)(i)(4)(b) of Regulation S-K. In this regard, please confirm to us that your certifying officers have designed, established, and maintained internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). In addition, please ensure that the certifications provided in your future filings fully comply with the requirements of Item 601(b)(31) of Regulation S-K.

<u>Form 10-Q: For the quarterly period ended November 29, 2008</u>

<u>Item 1. Financial Statements</u>

<u>Condensed Consolidated Statements of Cash Flows, page 5</u>

12. Per your statement of cash flows, it appears that your company received $26 million from debt issued during the 26-week period ended November 29, 2008. In this regard, we note that your company's total outstanding debt balance

increased approximately 22.1% subsequent to the fiscal year ended May 31, 2008. However, you have not discussed the terms of your company's additional borrowings in the footnotes to your financial statements. In future filings, please revise your footnote disclosure to discuss significant new borrowings obtained during your company's interim periods. Refer to Rule 10-01(a)(5) of Regulation S-X for further guidance.

Schedule 14A filed August 28, 2008

Compensation Discussion and Analysis

Bonus Plans, page 9

13. In future filings, please quantify all performance targets under the general bonus program that must be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

14. In this regard, in future filings please revise your discussion to clarify how you calculate named executive officers' bonuses, or advise. We note your disclosure on page 9 that each of your named executive officers may earn a bonus of up to fifty percent of his base salary. However, the bonus amounts to Mr. Paramore and Mr. Hardin disclosed in the summary compensation table appear to be substantially more than fifty percent of their respective base salaries.

Summary Compensation Table, page 11

15. We note that your summary compensation table only discloses named executive officer compensation for your most recent fiscal year. In future filings, please revise the summary compensation table to provide information for your three most recent fiscal years. Refer to Item 402(c) of Regulation S-K and Securities Act Release No. 33-8732A (Nov. 7, 2006).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 for questions regarding the financial statements and related matters or Nolan McWilliams at 202-551-3217 for questions regarding Schedule 14A. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief